Term sheet
*To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 3-II dated February 13, 2006*

**Term Sheet to
Product Supplement No. 3-II
Registration Statement No. 333-130051
Dated September 17, 2008; Rule 433**



Structured Investments	JPMorgan Chase & Co. $ **Floating Rate Notes Linked to the Consumer Price Index due October 7, 2011**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 7, 2011.
- Interest on the notes will be payable monthly in arrears at a rate per annum linked to the year-over-year change in the Consumer Price Index ("CPI"), as described below, multiplied by 1.50, which we refer to as the multiplier.
- The notes are designed for investors who seek monthly interest payments linked to the year-over-year change in the CPI as determined on each Determination Date and multiplied by 1.50, and full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 3-II, will supersede the terms set forth in product supplement no. 3-II.**
- The notes are expected to price on or about October 2, 2008 and are expected to settle on or about October 7, 2008.

Key Terms

Maturity Date: Due October 7, 2011

Interest: With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:
$1,000 x Interest Rate x (the actual number of days in the Interest Period/365)

Interest Rate: A rate per annum equal to the year-over-year change in the CPI Rate on each applicable Determination Date multiplied by 1.50. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.

CPI Rate: For any Interest Period, the year-over-year change in the CPI Rate will be calculated as follows:

$$\frac{CPI_t - CPI_{t-12}}{CPI_{t-12}}$$

where: CPI_t is the CPI level for the second calendar month prior to the calendar month of the applicable Determination Date, which we refer to as the reference month; and
CPI_{t-12} is the CPI level for the twelfth month prior to the applicable reference month.

CPI or Consumer Price Index: The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA or any successor source.

Determination Dates: Two business days immediately prior to the beginning of the applicable Interest Period. For example, October 5, 2008 is the Determination Date of the CPI Rate with respect to interest due and payable on November 7, 2008. On the October 5, 2008 Determination Date, interest will be based on changes between the CPI level in August 2007 and August 2008.

Interest Periods: The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates: Interest, if any, will be payable monthly in arrears on the 7th calendar day of each month (each such date, an "Interest Payment Date"), commencing November 7, 2008, to and including the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

Payment at Maturity: On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.

CUSIP: 48123LRQ9

Investing in the Floating Rate Notes involves risks. See "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. 3-II and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 3-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus, and product supplement no. 3-II. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 3-II, the information in the footnotes (1) and (2) below controls.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $10.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $5.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $10.00 and will depend on market conditions on the pricing date. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission, which may include concessions to be allowed to other dealers, exceed $30.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-14 of the accompanying product supplement no. 3-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 17, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-II dated February 13, 2006. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 3-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website)
- Product supplement no. 3-II dated February 13, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000359/e23373_424b2.pdf
- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes
For purposes of the notes:
(1) the following sentence will replace the last sentence of the fifth paragraph under "Description of Notes — Interest" in the accompanying product supplement no. 3-II:
"If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, *provided* that any interest payable on such payment date, as postponed, will accrue to but excluding such payment date, as postponed, and the next Interest Period, if applicable, will commence on such payment date, as postponed."
(2) the following sentence will replace the last sentence of the first paragraph under "General Terms of Notes — Payment Upon an Event of Default" in the accompanying product supplement no. 3-II:
"In such case, interest will be calculated on the basis of a 365-day year and the actual number of days in such adjusted Interest Period and will be based on the CPI Rate on the Determination Date immediately preceding such adjusted Interest Period."

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** – You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the year-over-year change in the CPI. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** – The notes offer monthly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be payable monthly in arrears on the 7th calendar day of each month (each such date, an "Interest Payment Date"), commencing November 7, 2008, to and including the Maturity Date. Interest will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. The monthly interest payments are affected by, and contingent upon, the year-over-year change in the CPI. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day.

- **INFLATION PROTECTION** – The return on the notes is linked to the performance of the Consumer Price Index, which measures the change in average prices of consumer goods over time, multiplied by 1.50.

- **TAX TREATMENT** – You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 3-II. Notwithstanding any disclosure in that product supplement to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments." Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

Selected Risk Considerations

- **RETURN ON THE NOTES COULD EQUAL ZERO** – You will receive an interest payment for the applicable Interest Period based on a rate per annum equal to the year-over-year change in the CPI, multiplied by 1.50, subject to the minimum Interest Rate of 0.00%. Therefore, in the event of a year-over-year decrease in the CPI (or no change in the CPI), such as in periods of deflation, you will not receive an interest payment for the applicable Interest Period.

- **FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES** – The rate of interest paid by us on the notes for each Interest Period will be equal to the CPI Rate multiplied by 1.50, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the CPI;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally, as well as the volatility of those rates;
  - fluctuations in the prices of various consumer goods and energy resources;
  - inflation and expectations concerning inflation;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Consumer Price Index?

The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Labor Department (the "BLS") and published on Bloomberg CPURNSA or any successor source. For additional information about the CPI see "Description of Notes – The Consumer Price Index" in the accompanying product supplement no. 3-II.

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI as reported by the BLS for the period from January 2001 to August 2008. Also provided below are the hypothetical Interest Rates for hypothetical interest payments in the calendar months from April 2002 to November 2008 that would have resulted from the historical levels of the CPI presented below, based on the multiplier of 1.50. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be paid with regard to the Interest Periods over the term of the notes.

	Historical Levels of CPI								Hypothetical Interest Rates Based on Historical CPI Levels						
	2001	2002	2003	2004	2005	2006	2007	2008	2002	2003	2004	2005	2006	2007	2008
January	175.1	177.1	181.7	185.2	190.7	198.3	202.416	211.080		3.04%	3.06%	4.78%	6.52%	1.96%	5.30%
February	175.8	177.8	183.1	186.2	191.8	198.7	203.499	211.693		3.30%	2.65%	5.28%	5.18%	2.96%	6.46%
March	176.2	178.8	184.2	187.4	193.3	199.8	205.352	213.528		3.57%	2.82%	4.88%	5.12%	3.81%	6.12%
April	176.9	179.8	183.8	188.0	194.6	201.5	206.686	214.823	1.71%	3.90%	2.89%	4.45%	5.98%	3.11%	6.42%
May	177.7	179.8	183.5	189.1	194.4	202.5	207.949	216.632	1.71%	4.47%	2.54%	4.51%	5.40%	3.62%	6.04%
June	178.0	179.9	183.7	189.7	194.5	202.9	208.352	218.815	2.21%	4.53%	2.61%	4.72%	5.04%	4.17%	5.97%
July	177.5	180.1	183.9	189.4	195.4	203.5	208.299	219.964	2.46%	3.34%	3.43%	5.27%	5.32%	3.86%	5.91%
August	177.5	180.7	184.6	189.5	196.4	203.9	207.917	219.086	1.77%	3.09%	4.58%	4.20%	6.25%	4.04%	6.26%
September	178.3	181.0	185.2	189.9	198.8	202.9	208.490		1.60%	3.17%	4.90%	3.80%	6.48%	4.03%	7.53%
October	177.7	181.3	185.0	190.9	199.2	201.8	208.936		2.20%	3.16%	4.49%	4.75%	6.22%	3.54%	8.40%
November	177.4	181.3	184.5	191.0	197.6	201.5	210.177		2.70%	3.24%	3.98%	5.46%	5.73%	2.96%	8.06%
December	176.7	180.9	184.3	190.3	196.8	201.8	210.036		2.27%	3.48%	3.81%	7.03%	3.09%	4.13%	

Hypothetical Interest Calculation

For example, if October 5, 2008 were a Determination Date, the hypothetical Interest Rate would be 8.06% per annum, resulting in a hypothetical $6.85 interest payment per $1,000 principal amount note for the hypothetical Interest Period from and including October 7, 2008 to but excluding November 7, 2008. This monthly interest payment is calculated as follows:

$$\$1{,}000 \times 8.06\% \times (31/365) = \$6.85$$

The Interest Rate of 8.06% per annum is calculated by multiplying the CPI Rate by 1.50. The CPI Rate is calculated based on the percent change in the CPI for the one year period from August 2007 (207.917) to August 2008 (219.086) as follows:

$$\text{CPI Rate} = \frac{219.086 - 207.917}{207.917} = 5.37\% \text{ per annum}$$

Multiplying the CPI Rate of 5.37% by 1.50 results in the hypothetical Interest Rate applicable for that month of 8.06% per annum. The example above is simplified and the calculation is rounded for ease of analysis.